

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 21, 2004

Mail-Stop 0408
<u>Via facsimile and U.S. Mail (610) 371-7974</u>

Mr. Alan R. Dennison
President and Chief Executive Officer
Ameriserv Financial, Inc.
P. O. Box 430
Johnstown, PA 15907-0430

> **Re: Ameriserv Financial, Inc.**
> **Form S-3, filed December 13, 2004**
> **File No. 333-121215**

Dear Mr. Dennison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-3</u>
<u>Recent Developments – page 4</u>

1. Revise the second bullet to indicate in the second sentence, second clause that the period is 2004. Also, revise the last sentence to disclose the before and after capital ratios.

2. Revise the third bullet to disclose the 2 year debt service requirements in dollars.

3. Supplementally provide us with a listing of the offering expenses along with the payees.

Selling Shareholders- page 14

4. Noting that several purchasers are affiliates of broker/dealers, the staff is of the view that the offering must meet the primary offering requirements of the Form S-3 and therefore, supplementally provide the staff with an analysis of the outstanding securities held by non-affiliates times a price as of a date less than 60 prior to the filing to insure it meets the $75 million market capitalization requirement. If the requirement is not met, file your next amendment on an appropriate form type.

5. Include disclosure indicating that some of your selling shareholders are affiliates of broker/dealers and include the following information:

    o   The affiliates of broker/dealers purchased the securities to be resold in the ordinary course of business, and

    o   that at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    Unless you indicate that these two conditions are met, you should indicate that the broker-dealer affiliate *is* an underwriter. Please revise accordingly or tell us why you don't believe the broker dealer affiliate offering shares for resale that is unable to make the above representations is not acting as an underwriter.

Plan of Distribution- page 16

6. Revise the third set of bullets on page 16 so that the first bullet also indicates that sales as a principal would require a supplement or amendment to the prospectus naming the broker or dealer.

December 31, 2003 10-K

7. We have reviewed your responses to our prior comments 35,39,40,41, 42, 43 and 48. Please revise your 2003 10-K to incorporate these changes.

8. We have reviewed your responses to our prior comments 27 and 29. We believe that the requested changes are material to an investor's understanding of your cash flows from operating, financing and investing activities. Please revise your 2003 Form 10-K to show all activity related to loans held for sale, other assets and other liabilities in the operating section.

Closing Comment

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Sharon Johnson at (202) 942-2961 or Don Walker at (202) 942-1799. All other questions may be directed to Michael Clampitt at (202) 942-1772 or to me at (202) 942-1974.

Sincerely,

Christian Windsor
Special Counsel

CC: Via Facsimile: (610) 371-7974
       Jeffrey P. Waldron, Esq.
       Stevens & Lee PC
       620 Freedom Business Plaza
       Suite 200, PO Box 62330
       King of Prussia, PA 19406